CAN-FITE BIOPHARMA LTD.

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petah-Tikva 49170, Israel

June 14, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Can-Fite BioPharma Ltd. Amendment No. 2 to Draft Registration Statement on Form 20-F Submitted April 15, 2013 CIK No. 0001536196

Dear Mr. Riedler:

On behalf of Can-Fite BioPharma Ltd., an Israeli limited company (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated June 6, 2013, regarding Amendment No. 1, confidentially submitted with the SEC on May 10, 2013 (“Amendment No. 1”), to the Company’s Draft Registration Statement on Form 20-F, originally confidentially submitted to the SEC on April 15, 2013 (CIK No. 0001536196) (the “Registration Statement”).

Concurrently with this response, the Company is also filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of Amendment No. 2, as well as a marked copy of Amendment No. 2 showing all changes from Amendment No. 1.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status.

Company’s Response:

The Company has disclosed that it is an emerging growth company and described how and when a company may lose emerging growth company status. See page 31 of Amendment No. 2.

Forward Looking Statements, page 7

2.	You reference “[o]ther unknown or unpredictable factors” that could harm your future results in this section. Please remove this reference, as it is not appropriate to warn investors about risks that are not known to you.

Company’s Response:

The Company has removed the reference at issue. See page 7 of Amendment No. 2.

Explanatory Note, page 7

3.	We note your statements in this section that you “do not make any representation as to the accuracy of information” in the registration statement that is based on third-party data. We also note your statement that you “cannot guarantee the accuracy or completeness of any such information” contained in the disclosure. It is not appropriate to imply that you are not responsible for statements included in your registration statement. Please delete these sentences or clarify that you are responsible for the statements included in your registration statement.

Company’s Response:

The Company has deleted the sentences at issue. See page 7 of Amendment No. 2.

Item 3. Key Information

Selected Financial Data, page 10

4.	We note your disclosure of exchange rate information for the periods ending with the previous five years. Please also disclose the high and low exchange rates for each month during the previous six months as required by Item 3.A(3)(b).

Company’s Response:

The Company has disclosed the high and low exchange rates for each month during the previous six months as required by Item 3.A(3)(b). See page 10 of Amendment No. 2.

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Capitalization and Indebtedness, page 10

5.	Please revise the information included in the capitalization and indebtedness table on this page to update the information as of a date no earlier than 60 days prior to the date of submission of your registration statement pursuant to Item 3.B.

Company’s Response:

The Company refers the Staff to Section 6270 of the Division of Corporation Finance’s Financial Report Manual. Section 6270 states as follows: “Item 3.B of Form 20-F literally requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement. However, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. As written, the Item 3.B age requirement for the capitalization table would be considerably more stringent than the 135-day window customarily used by U.S. issuers in their registration statements. The staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in its registration statement.” As such, the Company has presented its capitalization table as of December 31, 2012, the date of the most recent balance sheet required in the Form 20-F.

Risk Factors

“Clinical trials are very expensive…,” page 15

6.	Please expand this risk factor to disclose instances in which you have actually experienced the risk involved. For example, you should consider disclosing the fact that Phase II trials for CF101 for treatment of RA have twice failed to meet the specified primary clinical endpoints and that you will have to conduct those trials again.

Company’s Response:

The Company has expanded this risk factor to disclose an instance in which it has actually experienced the risk involved. See page 15 of Amendment No. 2.

“Developments by competitors may render our products or technologies obsolete…,” page 17

7.	Please provide a brief summary of competitors and competing products that have commercialized or are seeking to commercialize products that address the same indications as your primary product candidates.

Company’s Response:

The Company has provided a brief summary of competitors and competing products that have commercialized or are seeking to commercialize products that address the same indications as its primary product candidates. See page 17 of Amendment No. 2.

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8. We note the similarity between the risks discussed in this risk factor and those discussed in the risk factor under the heading “[w]e face significant completion and continuous technological change” on page 23. In light of these similarities, please consider consolidating your discussion of these risks into a single risk factor.

Company’s Response:

The Company has consolidated its discussion of the risks at issue into a single risk factor. See page 17 of Amendment No. 2.

“We may suffer losses from product liability claims if our product candidates cause harm to patients…,” page 18

9. Please revise your risk factor to discuss the extent to which patients in clinical trials have experienced adverse events and identify any such events.

Company’s Response:

The Company has revised its risk factor to discuss the extent to which patients in clinical trials have experienced adverse events and to identify any such events. See page 18 of Amendment No. 2.

Risks Related to Our Intellectual Property, page 20

10. It appears that you have material patents for primary product candidates, CF101 and CF102, that will expire in the U.S. and in Europe in 2014 and 2015. If true, please consider adding a risk factor stating this fact and explain the ways in which this loss of patent protection over the next two years could negatively affect your operations.

Company’s Response:

The Company has added to a risk factor the fact at issue and explained the ways in which such loss of patent protection over the next two years could negatively affect its operations. See page 21 of Amendment No. 2.

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11. We note your statements that “[w]e believe that our drugs have certain unique characteristics and advantages over drugs currently available on the market and under development to treat these indications.” Please revise your disclosure to describe the unique characteristics and advantages of your products as compared to specified drugs currently on the market. In addition, please highlight that other drugs on the market and new drugs under development may be better established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe.

Company’s Response:

The Company has revised its disclosure to describe the unique characteristics and advantages of its products as compared to specified drugs currently on the market. In addition, the Company has highlighted that other drugs on the market and new drugs under development may be better established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. See page 32 of Amendment No. 2.

12. We note your stated belief that your product candidates “exhibit a relatively high probability of therapeutic and commercial success for the treatment of autoimmune-inflammatory, oncological and ophthalmic diseases.” Please consider deleting this statement in light of the considerable uncertainty of the regulatory approval process, the relatively early development stage of your product candidates and your limited experience in bringing a product candidate to commercialization.

Company’s Response:

The Company has deleted the statement at issue. See page 32 of Amendment No. 2.

“International patent protection is particularly uncertain…,” page 22

13. Identify those foreign countries in which you expect to do business that do not protect a company’s intellectual property rights to the same extent as the United States.

Company’s Response:

The Company has identified those foreign countries in which it expects to do business that do not protect a company’s intellectual property rights to the same extent as the United States. See page 22 of Amendment No. 2.

“Our ADSs have a limited prior trading history…,” page 27

14. In this risk factor, as well as elsewhere in the registration statement (for example, at pages 31 and 104), you state that your ADSs currently trade in the United States on the OTCBB. However, since 1999, as a condition of eligibility to trade on the OTCBB, a company, including a foreign company with ADRs, must have Exchange Act reporting obligations and be current in its Exchange Act reporting. See OTCBB Rule 6530. Accordingly, either revise the registration statement to state that your ADSs currently trade on the OTC (as opposed to the OTCBB) or else explain how you are currently able to trade your ADSs on the OTCBB although you are not yet an Exchange Act reporting company.

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Company’s Response:

The Company has revised the Registration Statement to state that its ADSs currently trade on the OTC (as opposed to the OTCBB). See pages 27, 31, 104, 105, 112 and 120 of Amendment No. 2.

“As a foreign private issuer, we are permitted to follow certain home country corporate governance practices…,” page 28

15. Supplementally advise, with a view to disclosure, whether you intend to follow Israeli law regarding the composition of a listed company’s board of directors, which, unlike NYSE MKT rules, does not require that a majority of a listed company’s board of directors be independent.

Company’s Response:

The Company has disclosed whether it intends to follow Israeli law regarding the composition of a listed company’s board of directors, which, unlike NYSE MKT rules, does not require that a majority of a listed company’s board of directors be independent. See page 28 of Amendment No. 2.

“We conduct our operations in Israel…,” page 29

16. Disclose whether, during peacetime in addition to during hostilities, Israeli citizens, including your employees, have military service obligations that could interfere with normal business operations.

Company’s Response:

The Company has added a risk factor to disclose that during peacetime, in addition to during hostilities, Israeli citizens, including its employees, may have military service obligations that could interfere with normal business operations. See page 29 of Amendment No. 2.

ADR Holder Risk Factor

17. Add a risk factor that discusses the risks resulting from the fact that an ADR holder’s voting and distribution rights, if any, are governed by the deposit agreement and, thus, differ from the rights of an issuer’s ordinary shareholders.

Company’s Response:

The Company has added a risk factor that discusses the risks resulting from the fact that an ADS holder’s voting and distribution rights, if any, are governed by the deposit agreement, and thus, differ from the rights of the Company’s ordinary shareholders. See page 27 of Amendment No. 2.

Item 4. Information on the Company

Our Strategy, page 34

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18. We note that you plan to “focus most prominently on advancing our product candidates that are in the most advanced stages.” Please elaborate by disclosing the specific clinical products and corresponding indications upon which you plan to primarily focus going forward.

Company’s Response:

The Company has disclosed the specific clinical products and corresponding indications upon which it plans to primarily focus on going forward. See page 34 of Amendment No. 2.

Our Product Pipeline, page 35

19. We note disclosure indicating that certain research was conducted pursuant to investigational new drug applications on pages 47 and 50 for CF101 and CF102, respectively. Please expand your disclosure throughout this section to indicate whether you or a third party has filed INDs for the following:

•	CF101 for treatment of psoriasis

•	CF101 for treatment of rheumatoid arthritis

•	CF101 for treatment of osteoarthritis

•	CF101 for treatment of dry eye syndrome

•	CF101 for treatment of glaucoma

•	CF101 for treatment of uveitis

•	CF102 for treatment of hepatocellular carcinoma

•	CF602 for treatment of sexual dysfunction

If INDs for these products and for the corresponding treatments indicated have been filed, please additionally disclose the identity of the filers and the dates the applications were filed. Alternately, where no IND has been filed, please explain why.

Company’s Response:

The Company has expanded its disclosure throughout this section to indicate whether it or a third party has filed INDs with respect to the aforementioned indications, the identity of such filers, the dates such applications were field and where no IND has been filed, an explanation as to why such IND has not been filed. See pages 41, 42, 47, 48 and 51 of Amendment No. 2.

Clinical Trials of CF101, page 39

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Rheumatoid Arthritis page 42

20. Please revise your disclosure to indicate whether any adverse events were experienced by patients in the Phase IIb studies of CF101 in combination with MTX for rheumatoid arthritis.

Company’s Response:

The Company has revised its disclosure to indicate whether any adverse events were experienced by patients in the Phase IIb studies of CF101 in combination with MTX for rheumatoid arthritis. See page 43 of Amendment No. 2.

Clinical Trials of CF102, page 49

Phase I/II Clinical Study, page 50

21. Please revise your disclosure to indicate whether any adverse events were experienced by patients in either of the Phase I/II studies of CF102.

Company’s Response:

The Company has revised its disclosure to indicate whether any adverse events were experienced by patients in the Phase I/II studies of CF102. See page 50 of Amendment No. 2.

In-Licensing Agreements

NIH Agreement, page 52

22. We note your disclosure of several payments you are entitled to under the NIH agreement, including “individual payments ranging from $25,000 to $500,000” subject to milestone achievement. Please disclose the total aggregate potential milestone payments you are entitled to receive under this agreement.

Company’s Response:

The Company notes that it is not entitled to receive payments under the NIH agreement, but rather is obligated to make payments to the NIH in connection therewith. The Company has disclosed the total aggregate potential milestone payments that it believes that it may be obligated to make in the future. See page 52 of Amendment No. 2.

23. You disclose that the NIH agreement will remain in effect “until the last patent licensed” under that agreement expires. Please disclose the date on which the last-to-expire patent expires in this section.

Company’s Response:

The Company has disclosed the date on which the last-to-expire patent expires, i.e., on June 30, 2015. See page 52 of Amendment No. 2.

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Patents, page 56

24. Please clarify whether the patents you reference on this page, expiring in 2015 and 2014, are composition-of-matter patents covering CF101 and CF102 and whether they expire on those dates in both Europe and the United States. If so, please disclose what response, if any, you have planned to mitigate the loss of composition-of-matter patent protection for your two primary pipeline candidates.

Company’s Response:

The Company has clarified whether the patents it references on page 56 of Amendment No. 1, expiring in 2015 and 2014, are composition-of-matter patents covering CF101 and CF102 and whether they expire on those dates in both Europe and the United States. The Company has also disclosed the response it has planned to mitigate the loss of composition-of-matter patent protection for its two primary pipeline candidates. See page 56 of Amendment No. 2.

Government Regulation and Funding, page 66

25. We note your discussion of FDA regulations in the United States on page 66. Please expand the discussion to specifically address the following U.S. regulatory issues:

•          whether you will seek new drug applications (NDAs) for your product candidates, the purpose behind the NDA, and the regulatory process involved;

•          the fact that CF102 was granted orphan drug status and the meaning of and regulatory ramifications of such status.

Company’s Response:

The Company believes that it specifically addressed the aforementioned regulatory issues elsewhere in Amendment No. 1, including the discussions on pages 12 and 48 of Amendment No. 1. Nevertheless, the Company has expended its discussion on page 66 of Amendment No. 1 to specifically address the aforementioned regulatory issues. See page 66 of Amendment No. 2.

Item 5. Operating and Financial Review and Prospects

Overview, page 74

26. As your registration statement does not seek to register a public offering of securities, please eliminate the reference to “the net proceeds of this offering” in the next-to-last paragraph on this page.

Company’s Response:

The Company has eliminated the reference at issue. See page 74 of Amendment No. 2.

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General and administrative expenses, page 83

27. Please revise your disclosure to include the amount for each factor that contributed to the increase in general and administrative expenses for both December 31, 2012 compared to December 31, 2011 and December 31, 2011 compared to December 31, 2010. Please clarify in the disclosure if these increases are indicative of a trend that you expect to continue in future periods.

Company’s Response:

The Company has revised its disclosure to include the amount for each factor that contributed to the increase in general and administrative expenses for both December 31, 2012 compared to December 31, 2011 and December 31, 2011 compared to December 31, 2010. The Company has also clarified whether the increases are indicative of a trend that it expects to continue in future periods. See pages 83 and 84 of Amendment No. 2.

Financial income, net, page 84

28. Please revise your disclosure to clarify the reason for the decrease in the financial net income resulting from the change in fair value of financial liabilities. Please clarify if the change in fair value from December 31, 2011 to 2012 was a result of the change in fair value of the warrants and if so what caused this decrease. For your explanation of December 31, 2011 compared to 2010 please change the heading of Financial expense, net to Financial income, net. Please explain the reason for the decrease in fair value of options. Please tell us why the change in fair value of options is not listed as one of the factors for changes in financial expense and income on page 77.

Company’s Response:

The Company has revised its disclosure to (i) clarify the reason for the decrease in the financial net income resulting from the change in fair value of financial liabilities and (ii) clarify whether the change in fair value from December 31, 2011 to 2012 was a result of the change in the fair value of the warrants and the cause of such decrease. For its explanation of December 31, 2011 compared to 2010, the Company has changed the heading of “Financial expense, net” to “Financial income, net”. The Company notes that the reference on page 84 of Amendment No. 1 to a decrease in the fair value of options was a typographical error and that such reference has been revised to state a decrease in the market value of various series of the Company’s traded warrants. Lastly, change in the fair value of options is not one of the factors for changes in financial expense and income and therefore should not be listed on page 77 of Amendment No. 1. See page 84 of Amendment No. 2.

F. Contractual Obligations, page 86

29. Please revise your table to include any potential future milestone payments.

Company’s Response:

The Company has revised its table to include potential future milestone payments. See page 86 of Amendment No. 2.

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Compensation, page 89

30. Please explain why Guy Regev, Director, and Ilan Cohn, Vice Chairman of the Board, have been omitted from the annual compensation table included on this page. If the omission was an oversight, please appropriately revise your disclosure.

Company’s Response:

The Company has revised the annual compensation table to include Guy Regev and Ilan Cohn. See page 89 of Amendment No. 2.

Board Practices, page 93

31. Clarify the difference between an external and independent director.

Company’s Response:

The Company has clarified the difference between an external and independent director under the Israeli Companies Law. See page 94 of Amendment No. 2.

Employees, page 100

32. You state that as of December 31, 2012, you had eight employees, “four of whom were employed in management and administration and seven of whom were employed in research and development.” Please provide the correct number of employees in each category that add up to the total number of employees disclosed.

Company’s Response:

The Company has provided the correct number of employees in each category to add up to the total number of employees disclosed. See page 100 of Amendment No. 2.

Share Ownership, page 100

33. Please explain why Directors Gil Oren and Yechezkel Barenholz have been omitted from the share ownership table included on this page. If the omission was an oversight, please appropriately revise your disclosure.

Company’s Response:

The Company has revised the share ownership table to include Gil Oren and Yechezkel Barenholz. See page 100 of Amendment No. 2.

Major Shareholders, page 102

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34. Disclose the number of your U.S. holders and the percentage of your ordinary shares held by them. See Form 20-F Item 7.A.2.

Company’s Response:

The Company is unable to determine the number of U.S. holders of its ordinary shares. However, the Company has disclosed the number of registered U.S. holders of its ADSs and the percentage of its ordinary shares held by such holders, as represented by such ADSs. See page 102 of Amendment No. 2.

Item 10. Material Contracts, page 112-114

License Agreement, page 114

35. On page 56, in your discussion of patents, you cross-reference to this section for a discussion of “in-licensing agreements.” Please either expand this section to include a discussion of all material licensing agreements or delete the cross-reference on page 56.

Company’s Response:

The Company has deleted the cross-reference at issue. See page 56 of Amendment No. 2.

Certain Israeli Tax Considerations, page 114

36. An investor is entitled to rely on the information disclosed in the registration statement. Accordingly, delete your disclaimer that the ensuing Israeli tax discussion “should not be construed as legal or professional tax advice” as it implies that an investor may not so rely on the information disclosed.

Company’s Response:

The Company has deleted its disclaimer at issue. See page 114 of Amendment No. 2.

U.S. Federal Income Tax Considerations, page 117

37. Similarly delete your disclaimer that the U.S. federal income tax summary “is for general information only and does not constitute tax advice.”

Company’s Response:

The Company has deleted its disclaimer at issue. See page 117 of Amendment No. 2.

38. You are required to disclose the material U.S. federal income tax consequences, and not just “certain…considerations,” regarding the purchase, ownership and disposition of your ordinary shares and ADSs by U.S. investors. Revise the first paragraph of this section accordingly.

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Company’s Response:

The Company has revised the first paragraph of this section to remove the word “certain” and to state what it believes are the material U.S. federal income tax consequences regarding the purchase, ownership and disposition of its ordinary shares and ADSs by U.S. investors. See page 117 of Amendment No. 2.

Notes to Consolidated Financial Statements

Note 7:- Ophthalix Spin Off, page F-27

39. Please explain to us why this was accounted for as a reverse acquisition and the specific journal entries that were recorded. Please tell us the authoritative literature you relied upon in determining the appropriate accounting treatment.

Company’s Response:

According to the spin-off agreement with Eye-Fite Ltd., the transaction was effected in three steps: (1) on June 27, 2011, the Company formed a wholly owned subsidiary, Eye-Fite Ltd., or Eye-Fite; (2) on November 21, 2011 (the “Closing Date”), in connection with the consummation of the spin-off transaction, the Company granted to Eye-Fite, for no consideration, a sole and exclusive worldwide license for the use of CF101, as further described in note 5 to the consolidated financial statements; and (3) on November 21, 2011, the Company transferred to OphthaliX Inc., or OphthaliX, formerly a U.S. public shell company, 100% of the issued and outstanding capital of Eye-Fite, such that Eye-Fite became the wholly-owned subsidiary of OphthaliX in exchange for 36,000,000 shares of OphthaliX common stock, representing 86.7% of OphthaliX’s issued and outstanding capital.

As of November 21, 2011, the licensed ophthalmic indications were in a very preliminary stage. As such, the Company concluded that these ophthalmic indications did not contain sufficient processes and outputs capable of being conducted and managed for the purpose of providing a return. Consequently, the license that was granted to Eye-Fite did not constitute a business, as defined in IFRS 3, and therefore the spin-off transaction was not accounted for under IFRS 3, "Business Combinations".

Because the spin-off was not accounted for under IFRS 3, it was accounted for in the consolidated financial statements of Can-Fite as a continuation of the financial statements of Eye-Fite, together with a deemed issuance of shares, equivalent to the shares held by the existing Ophthalix stockholders just before the Closing Date.

This deemed issuance of shares of Eye-Fite was, in effect, an equity-settled share-based payment transaction to the pre-acquisition stockholders of OphthaliX in exchange for Eye-Fite becoming a wholly owned subsidiary of OphthaliX, a U.S. public company. The share-based payment transaction was accounted for under IFRS 2, “Share based payments”. Under IFRS 2, for equity-settled share-based payments, an entity measures the goods or services received, and the corresponding increase in equity, directly at the fair value of the services received. Because the Company cannot reliably estimate the fair value of the services received (the listing of Eye-Fite), the Company measured such amounts indirectly by reference to the fair value of the equity instruments issued. This suggests that the increase in equity should be based on the fair value of the publicly traded shares of OphthaliX before the transaction. Accordingly, the increase in equity was measured by reference to the fair value of the shares that are deemed to have been issued.

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Therefore, Can-Fite’s deemed issuance of Eye-Fite shares to existing OphthaliX stockholders just before the Closing Date was measured based on the fair value of OphthaliX common stock before the consummation of the spin-off transaction and were valued at the amount of NIS 11,060,000. In addition, Can-Fite recorded additional professional related fees of NIS 436,000. The total amount of NIS 11,496,000 was recorded in the consolidated statements of comprehensive income report as “Expenses relating to the merger transaction”.

The Company recorded the following journal entries (in thousands):

Debit – Expenses relating to the merger transaction (Issuance expenses)	NIS	11,496

Credit – Share premium	NIS	9,069

Credit – Non-controlling interests	NIS	1,991

Credit – Other accounts payable	NIS	436

The Company further clarifies that because OphthaliX was a shell company prior to the spin-off, the transaction was accounted for in OphthaliX’s financial statements as a reverse capitalization transaction under U.S. GAAP in which the accounting acquiree is not a business. The Company has revised its footnote disclosure in Note7.a.1 to clarify the accounting treatment of the transaction with Eye-Fite and OphthaliX. See page F-27 of Amendment No. 2.

Note 14:- Contingent Liabilities and Commitments a. Liabilities to pay royalties, page F-40

40. You disclose on page 33 that under your license agreements you are generally obligated to make development milestone payments. Please revise your disclosure in the notes to the financial statements to include the amounts of the potential milestone payments.

Company’s Response:

The Company has revised its disclosure in the notes to the financial statements to include the amounts of the potential milestone payments. See pages F-40 and F-41 of Amendment No. 2.

b. Commitments, page F-41

41. Please revise your disclosure to clarify the nature of the underlying events which will trigger the milestone payments remaining in the development of CF101 in Japan. Please confirm whether there are any additional future milestone payments that have not been included in the disclosure.

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Company’s Response:

The Company has revised its disclosure to clarify the nature of the underlying events which will trigger the milestone payments remaining in the development of CF101 in Japan. See pages F-41 and F-42 of Amendment No. 2. In addition, the Company confirms that there are no additional future milestone payments that have not been included in such disclosure.

42. Please revise your disclosure to disaggregate the amount of potential milestones to be received related to CF101 in Korea between development and regulatory milestones. Please clarify the nature of the underlying events which will trigger the milestone payments. Please confirm whether there are any additional future milestone payments that have not been included in the disclosure.

Company’s Response:

The Company has revised its disclosure to disaggregate the amount of potential milestones to be received related to CF101 in Korea between development and regulatory milestones and to clarify the nature of the underlying events which will trigger the milestone payments. See page F-42 of Amendment No. 2. In addition, the Company confirms that there are no additional future milestone payments that have not been included in such disclosure.

In addition to the foregoing revisions to Amendment No. 1 in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised Amendment No. 1 (including the exhibits and financial statements thereto) to: (i) reflect the impact of a reverse stock split effected on May 12, 2013 on the Company, its shareholders and the information contained in the Registration Statement; (ii) update the date of the auditor’s report and consent; (iii) update certain dates that are required or suggested to be as of the most recent date practicable; and (iv) indicate that Dr. Ilan Cohn was appoint as the Chairman of the Board.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

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We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely,

/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer

cc:	Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.

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